Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

May 17, 2024

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 570 to the Trust’s Registration Statement on Form N-1A – Essential 40 Stock ETF

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, Essential 40 Stock ETF (the “ETF”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 570 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 570”). The ETF is being registered to facilitate the reorganization of the Essential 40 Stock Fund (the “Mutual Fund”), which is a separate series of the Trust, to effectuate the conversion of the Mutual Fund to an exchange traded fund. The ETF is identical to the Mutual Fund except it is an exchanged traded fund and has a different transfer agent and custodian. A Registration Statement on N-14 (the “N-14”) addressing the reorganizaiton and conversion is expected to be filed before June 14.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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